ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-132747 Dated May 7, 2008

Performance Tracking Securities
Linked to the UBS Return Optimization Index
Efficient Access to Markets and Trading Strategies
UBS AG $• Securities Linked to the UBS Return Optimization Index due on or about June 30, 2013

Investment Description

The Performance Tracking Securities (the “Securities”) linked to the UBS Return Optimization Index (the “Index”) provide exposure to the positive and negative performance of the Index, subject to an Upfront Fee of 1.25% and an Annual Fee that accrues daily based on 1.50% per annum. The Index combines total-return exposure to the S&P 500® Index (the “S&P 500”) with a hypothetical call-spread strategy. Call-spread strategies seek to enhance portfolio returns in moderately bullish markets, although they may underperform in more bullish markets. The hypothetical portfolio tracked by the Index seeks to target approximately three-times exposure to positive S&P 500 returns over semi-annual periods, subject to a maximum gain that is reset each period, with full, unleveraged exposure to negative S&P 500 returns during such periods. S&P 500 returns refer to the percentage change in the level of the S&P 500 from the beginning of the relevant period relative to the level at the end of such period. See “The UBS Return Optimization Index” beginning on page 4.

Investing in the Securities involves significant risks. You may lose some or all of your principal amount if the Index does not appreciate sufficiently to offset the Upfront Fee of 1.25% and the cumulative effect of the Annual Fee.

Features
❑	Access to U.S. Large Cap Trading Strategy — The Securities provide access to a hypothetical call-spread strategy on the S&P 500 as replicated by the Index. Call-spread strategies seek to enhance portfolio returns in moderately bullish markets, although they may underperform in more bullish markets. The Securities may provide a cost-efficient alternative for investors as compared to independently replicating this strategy.
❑	Annual Exchange Right — You will have the right to exchange all or a portion of your Securities each year for their Redemption Amount, as defined under “Terms of the Securities” on page 4.
Key Dates*
Trade Date	June 25, 2008
Settlement Date	June 30, 2008
Exchange Dates	July 2, 2009, June 30, 2010, June 30, 2011
and June 29, 2012
Valuation Dates	3 business days prior to each Exchange
Date and the Maturity Date, subject to
adjustment as described in the Performance
Tracking Securities product supplement.
Final Valuation Date	June 25, 2013
Maturity Date	June 28, 2013
*Expected.

Security Offering
Underlying Index	Index Starting Level	Upfront Fee[1]	Annual Fee[2,3]	CUSIP	ISIN

UBS Return Optimization Index	•	1.25%	1.50% per annum	902644533	US9026445331

[1]	The amount of your investment equals the principal amount of your Securities minus the Upfront Fee, which is referred to as the Investment Amount.

[2]	The Annual Fee accrues daily and equals: (1.50%/365) x Investment Amount x Index Performance and is deducted from the Investment Amount as of each Valuation Date.

[3]	Of the 1.50% used to calculate the Annual Fee, 0.75% constitutes an annual commission to UBS Financial Services Inc. and 0.75% constitutes a structuring fee to UBS Securities LLC. If, during the term of the Securities, the total commission per Security (including the Upfront Fee of 1.25% and the portion of the Annual Fee that constitutes an annual commission) exceeds 8%, the 1.50% used to calculate the Annual Fee will be reduced to 0.75% and no further commissions will be paid. For a more detailed explanation of these commissions, please see “Supplemental Plan of Distribution” on page 11.

See “Additional Information about UBS and the Securities” on page 2. The Securities we are offering will have the terms set forth in the Performance Tracking Securities product supplement, the accompanying prospectus and this free writing prospectus. See “Key Risks” on page 8 and the more detailed “Risk Factors” beginning on page PS-10 of the product supplement for risks related to an investment in the Securities. You may lose some or all of your principal if the Index does not rise by an amount sufficient to offset the Upfront Fee and the cumulative effect of the Annual Fee.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Securities or passed upon the adequacy or accuracy of this free writing prospectus, the accompanying product supplement or prospectus. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to UBS AG

Per Security	$10.00	$0.125	$9.875

Total

UBS Financial Services Inc.	UBS Investment Bank

Additional Information about UBS and the Securities

UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the Securities, which we refer to as the “product supplement”) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC web site is 0001114446. Alternatively, UBS will arrange to send you the prospectus and the product supplement if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

•	Product supplement dated August 28, 2007: http://www.sec.gov/Archives/edgar/data/1114446/000089109207003720/e27952_424b2.htm
•	Prospectus dated March 27, 2006: http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. References to the “product supplement” mean the UBS product supplement, dated August 28, 2007, and references to “accompanying prospectus” mean the UBS prospectus, dated March 27, 2006.

Investor Suitability

The Securities may be suitable for you if:

•	You seek exposure to a call-spread strategy on the S&P 500 as measured by the Index.
•	You are willing to accept the risk that you may lose some or all of your investment.
•	You believe the level of the Index will increase during the term of the Securities by an amount sufficient to offset the Upfront Fee and the cumulative effect of the Annual Fee.
•	You are willing to hold the Securities to maturity or to an early exchange date and are not seeking an investment for which there is an active secondary market.
•	You do not seek current income from your investment.

The Securities may not be suitable for you if:

•	You seek an investment that is principal protected.
•	You believe that the level of the Index will decline during the term of the Securities or the level of the Index will not increase by an amount sufficient to offset the Upfront Fee and the cumulative effect of the Annual Fee.
•	You prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings.
•	You are unable or unwilling to hold the Securities to maturity or to an early exchange date.
•	You seek current income from your investment.
•	You seek an investment for which there will be an active secondary market.

Terms of the Securities
Issuer	UBS AG, Jersey Branch

Principal Amount	$10.00 per Security

Upfront Fee	1.25% of the Principal Amount

Investment Amount	$9.875 per Security (equal to the Principal
Amount minus the Upfront Fee)

Underlying Index	UBS Return Optimization Index (the “Index”)

Term	5 years

Redemption Amount	At maturity, or upon early exchange, investors will receive a payment equal to the Investment Amount multiplied by the Index Performance, less the Annual Fee:
($9.875 x Index Performance) – Annual Fee
Investors will lose some or all of their investment if the Index declines over the term of the Securities or does not appreciate sufficiently to offset the Upfront Fee and the cumulative effect of the Annual Fees.

Index Performance	Index Ending Level
Index Starting Level

Index Starting Level	The closing level of the Index on the Trade Date.

Index Ending Level	The closing level of the Index on the applicable trading day. For purposes of calculating the Redemption Amount, the applicable trading day will be the corresponding valuation date or the final valuation date, as the case may be. For purposes of calculating the Annual Fee on any day, the applicable trading day will be such day or, if such day is not a trading day, the immediately preceding trading day.

Annual Fee	Accrues on a daily basis in an amount equal to (1.50%/365) x Investment Amount x Index Performance. The Annual Fee is deducted from the Investment Amount as of each Valuation Date.

Exchange Right	You may exchange your Securities on any exchange date for the Redemption Amount, determined on the applicable valuation date, by instructing your broker or other person through whom you hold your Securities, no later than 12:00 p.m. (New York City time) on the 10th business day prior to the applicable exchange date. See “Exchange Right” on page 11.

Trading Day	A day, as determined by the calculation agent for the Securities, on which trading is generally conducted on the New York Stock Exchange, the American Stock Exchange, the Nasdaq Stock Market, the Chicago Mercantile Exchange, the Chicago Board of Options Exchange and in the over-the- counter market for equity securities in the United States, and on which a market disruption event, as defined in the Performance Tracking Securities product supplement, has not occurred.

Determining the Redemption Amount

What are the tax consequences of the Securities?

The United States federal income tax consequences of your investment in the Securities are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-27 of the product supplement.

Pursuant to the terms of the Securities, UBS and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize the Securities as a pre-paid forward contract with respect to the Index. If your Securities are so treated, you should generally recognize capital gain or loss upon the maturity of your Securities (or upon your sale, exchange or other disposition of your Securities prior to maturity) equal to the difference between the amount realized and the amount you paid for your Securities. Such gain or loss generally should be long-term capital gain or loss if you held your Securities for more than one year.

In the opinion of our counsel, Sullivan & Cromwell LLP, the Securities should be treated in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Securities, it is possible that the Securities could alternatively be treated for tax purposes in the manner described under “Supplemental U.S. Tax Considerations—Alternative Treatments” on page PS-28 on the product supplement.

The Internal Revenue Service has recently released a notice that may affect the taxation of holders of the Securities. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the Securities should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Securities will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact of the above considerations. Except to the extent otherwise required by law, URS intends to treat your Securities for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” on page S-43 unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

In addition, a member of the House of Representatives has recently introduced a bill that, if enacted, would require holders of the Securities purchased after the bill is enacted to accrue interest income over the term of the Securities despite the fact that there will be no interest payments over the term of the Securities. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your Securities.

The UBS Return Optimization Index

Announced in October, 2007, the Index was developed and is maintained by UBS AG and its affiliates (the “Index Sponsor”). The Index is independently calculated by the Chicago Board Options Exchange (“CBOE” or the “Index calculation agent”). Daily Index closing levels are published by market data providers, such as Bloomberg L.P. and Reuters Group PLC, under the symbol “RON.”

If calculation of the Index by CBOE is discontinued and the Index Sponsor determines that there is no suitable independent successor Index calculation agent, the Index Sponsor may begin calculating and disseminating the daily Index closing levels.

Description of the Index

The Index combines total-return exposure to the S&P 500® Index (the “S&P 500”) with a hypothetical call-spread strategy. A call spread strategy typically involves the simultaneous purchase of one or more call options at one exercise price and the sale of one or more call options at a higher exercise price with the objective of obtaining enhanced portfolio returns in moderately bullish markets, although returns may underperform in more bullish markets. The hypothetical portfolio tracked by the Index seeks to target approximately three-times exposure to positive S&P 500 returns over semi-annual periods, subject to a maximum gain that is reset each such period, with full, unleveraged exposure to negative S&P 500 returns during such periods. When the Index appreciates during any six month period, the return during such period will be capped by a percentage that represents approximately 3x the appreciation of the S&P 500 up to the strike price of the out-of-the-money call options, plus the dividend yield realized over such period.

The Index tracks the value of a hypothetical portfolio. Each unit of the hypothetical portfolio consists of three components:

•	S&P 500 Component: The first component of the hypothetical portfolio is a “long” position in the S&P 500, which is the equivalent of buying a hypothetical unit of the S&P 500.

•	Call-Spread Component: The second component of the hypothetical portfolio consists of the call spread, which is achieved by the hypothetical purchase of two near or at-the-money call options on the S&P 500 and the hypothetical sale of three out-of-the-money call options on the S&P 500.

The S&P 500 call options are listed options that are traded on the Chicago Board Options Exchange under the symbol “SPX.” The call options included in the call-spread component that forms part of the hypothetical portfolio have successive terms of approximately six months and generally will expire on the Saturday following the third Friday of either June or December. The date on which one set of call options are settled and another set of call options are purchased or sold is referred to as the “roll date,” and the process of replacing the call options in the hypothetical portfolio with the new options is referred to as the “roll.” The roll generally occurs on the business day prior to the expiration date.

A “near” or “at-the-money” call option on the S&P 500 is a call option with a strike price that is equal or close to the level of the S&P 500 at the time the option is purchased. An “out-of-the-money” call option on the S&P 500 is a call option with a strike price that is greater than the level of the S&P 500 at the time the option is purchased. A “strike price” is the price the holder of the option must pay to exercise it.

Purchasing a call option on the S&P 500 gives the buyer the right, but not the obligation, to buy a hypothetical unit of the S&P 500 at a set strike price at any time prior to or on the expiration date of that call option. Selling a call option on the S&P 500 means the seller has an obligation, at the buyer's option, to sell a hypothetical unit of the S&P 500 at a set strike price at any time prior to or on the expiration date of that call option.

•	Dividend Component: The third component of the hypothetical portfolio is the cash dividends paid on the S&P 500, as reported by S&P. Between roll dates, the value of the dividends paid on the S&P 500, as reported by S&P, are added to the Index value daily. On a roll date, the value of the dividends paid on the S&P 500, as reported by S&P, are used either to sell the three out-of-the-money call options at a higher strike price or to purchase additional units of the Index.

The Index is calculated by CBOE, in the manner described below, by adding together the components of the Index.

Establishing the Call Spread Component

Upon expiration of the call options at the end of each six-month period, CBOE, in its capacity as the Index calculation agent, initiates a new hypothetical call spread. Like the expired call options, the new call options will expire approximately six months after the date of sale. On each settlement date, which is generally the third Friday of either June or December, the options included in the call spread must be “rolled” forward into options with later expirations, and the expiration date is therefore also referred to as a “roll date.” For a detailed description of how the hypothetical call spread is established, please refer to “Annex A—Establishing the Call Spread Component” beginning on page A-1.

Calculation of the Index

The Index is a “chained index,” meaning its value depends on the cumulative product of the daily rates of return on the hypothetical portfolio since December 20, 1996, the date from which pro forma historical values of the Index were first calculated, based on an initial Index starting level set at 100. The Index is calculated by the Index calculation agent at the close of each trading day. On October 1, 2007, the announcement date, the Index Closing Level was 350.84. For a detailed description of how the Index is calculated between and on roll dates, please refer to “Annex A—Calculation of the Index” beginning on page A-1.

Historical Performance of the Index

Comparison of the Historical Returns of the UBS Return Optimization Index and the Historical Returns of the S&P 500 Total Return Index

The graph below illustrates the historical performance of the Index from December 20, 1996 through May 5, 2008 in comparison with the S&P 500 Total Return Index. Index Levels from December 20, 1996 to October 1, 2007 are based on pro forma historical data. For comparison purposes, the S&P 500 Total Return Index, which, like the Index, reflects the reinvestment of dividends, is used rather than the S&P 500, which does not. The pro forma historical data for the UBS Return Optimization Index is derived by using the Index’s calculation methodology with historical closing levels of the S&P 500 and S&P 500 option prices, in addition to the historical daily cash dividends paid on the S&P 500, as reported by S&P. The closing level of the Index on May 5, 2008 was 331.10. The actual Index Starting Level will be the closing level of the Index on the Trade Date.

Past performance is not indicative of future results

Hypothetical Historical Performance of the Securities

The following table compares the hypothetical historical performance of the Securities to (i) the pro forma historical performance of the Index and (ii) the historical performance of the S&P 500 Total Return Index, each from December 20, 1996 to May 5, 2008. Index Levels from December 20, 1996 to October 1, 2007 are based on pro forma historical data.

	Securities linked to the UBS Return Optmization Index[1]	UBS Return Optimization Index	S&P 500 Total Return

Annualized Return	9.34%	11.12%	7.45%
Total Return	175.63%	231.10%	126.16%
Volatility[2]	17.86%	17.29%	18.13%
Sharpe Ratio[3]	0.30	0.42	0.19

[1]	Includes an Upfront Fee of 1.25% every 5 years and an Annual Fee that accrues daily based on 1.50% per annum.
[2]	The volatility, or standard deviation, measures the uncertainty in a random variable, which, in this case, is investment returns. The higher the volatility of the investment returns, the higher the standard deviation. Volatility as presented in this table represents annual volatility, or one standard deviation move expected in one year.
[3]	The Sharpe ratio is a return/risk measure calculated by dividing the “return” by the “risk.” Return is defined as the incremental average monthly return of an investment over the risk free rate. Risk is defined as the standard deviation of the monthly investment returns less the risk free rate. The values for the risk free rate for the calculations are those of the 90 Day U.S. Treasury Bill. Values are presented in annualized terms .

Past performance is not indicative of future results.

Comparison of the Pro Forma Historical Returns of the UBS Return Optimization Index and the Historical Returns of the S&P 500 and the S&P 500 Total Return Index

The table below compares the historical returns on the S&P 500 and the S&P 500 Total Return to the pro forma historical returns on the UBS Return Optimization Index for each six-month period from December 20, 1996 to December 21, 2007. The percentages listed in the “Cap” column represent the maximum gain achievable by the Index during such six-month period. The cap is specific to each six-month period and is determined in large part by the strike price of the three out-of-the-money call options that are part of the call spread component for such period. The cash dividends paid on the S&P 500 and the roll mechanics also affect the cap. See “The UBS Return Optimization Index” on page 4.

			S&P 500 Total Return	UBS Return Optimization Index
Start Date	End Date	S&P 500			Cap

20-Dec-96	20-Jun-97	20.0%	21.2%	11.6%	11.6%

20-Jun-97	19-Dec-97	5.3%	6.2%	13.9%	14.0%

19-Dec-97	19-Jun-98	16.3%	17.1%	15.2%	15.3%

19-Jun-98	18-Dec-98	7.9%	8.7%	14.2%	14.2%

18-Dec-98	18-Jun-99	13.0%	13.8%	14.9%	14.9%

18-Jun-99	17-Dec-99	5.8%	6.5%	14.0%	14.0%

17-Dec-99	16-Jun-00	3.1%	3.7%	10.7%	12.7%

16-Jun-00	15-Dec-00	-10.4%	-9.9%	-8.5%	13.0%

15-Dec-00	15-Jun-01	-7.5%	-6.9%	-5.1%	13.0%

15-Jun-01	21-Dec-01	-5.7%	-5.1%	-4.7%	14.3%

21-Dec-01	21-Jun-02	-13.6%	-13.0%	-13.4%	13.7%

21-Jun-02	20-Dec-02	-9.4%	-8.6%	-7.0%	12.2%

20-Dec-02	20-Jun-03	11.2%	12.2%	17.1%	17.3%

20-Jun-03	19-Dec-03	9.3%	10.3%	10.4%	10.4%

19-Dec-03	18-Jun-04	4.3%	5.1%	9.3%	9.3%

18-Jun-04	17-Dec-04	5.2%	6.2%	10.2%	10.2%

17-Dec-04	17-Jun-05	1.9%	2.8%	6.3%	8.3%

17-Jun-05	16-Dec-05	4.1%	5.1%	8.1%	8.1%

16-Dec-05	16-Jun-06	-1.2%	-0.3%	0.5%	8.2%

16-Jun-06	15-Dec-06	14.0%	15.1%	9.4%	9.4%

15-Dec-06	15-Jun-07	7.4%	8.4%	7.7%	7.7%

15-Jun-07	21-Dec-07	-3.16%	-1.13%	-2.19%	9.23%

Past performance is not indicative of future results.

Description of the S&P 500® Index

We have derived all information regarding the S&P 500® Index (the “S&P 500”) contained in this document, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”). We do not assume any responsibility for the accuracy or completeness of such information. S&P has no obligation to continue to publish the S&P 500, and may discontinue publication of the S&P 500.

The S&P 500 is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P 500, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time (the “S&P 500 constituent stocks”) compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of April 30, 2008, 423 companies or 84.6% of the S&P 500 by market capitalization traded on the New York Stock Exchange (“NYSE”), 77 companies or 15.4% of the S&P 500 by market capitalization traded on The Nasdaq Stock Market, and 0 companies or 0.0% of the S&P 500 by market capitalization traded on the American Stock Exchange. As of April 30, 2008, the S&P 500 represented approximately 74.0% of the market value of S&P’s internal database of over 6,459 equities. S&P chooses companies for inclusion in the S&P 500 with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its internal database, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the S&P 500 with the number of companies currently included in each group as of May 5, 2008 indicated in parentheses: Consumer Discretionary (86), Consumer Staples (40), Energy (36), Financials (92), Health Care (51), Industrials (56), Information Technology (71), Materials (28), Telecommunication Services (9) and Utilities (31). S&P may from time to time, in its sole discretion, add companies to or delete companies from the S&P 500 to achieve the objectives stated above.

S&P calculates the S&P 500 by reference to the prices of the S&P 500 constituent stocks without taking account of the value of dividends paid on such stocks.

Computation of the S&P 500

S&P currently computes the S&P 500 as of a particular time as follows:

•	the product of the market price per share and the number of then outstanding shares of each component stock is determined as of that time (referred to as the “market value” of that stock);
•	the market values of all component stocks as of that time are aggregated;
•	the mean average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;
•	the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the “base value”);
•	the current aggregate market value of all component stocks is divided by the base value; and
•	the resulting quotient, expressed in decimals, is multiplied by ten.

Prior to March 2005, the market value of a component stock calculated as the product of the market price per share and the total number of outstanding shares of the component stock. In September 2004, S&P announced that it would transition to using a “float-adjusted” number of shares to calculate the S&P 500, meaning that, with respect to each component stock, only the number of shares of such stock available to investors, rather than all of the outstanding shares, would be used to determine the component stock’s market value. The transition to float adjustment took place in two steps. The first step took place in March 2005, when S&P began calculating market value as the product of the market price per share and the average of the number of outstanding shares and the float-adjusted number of shares of a component stock. The second step took place in September 2005, when S&P began using only the float-adjusted number of shares to calculate market value.

S&P adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by S&P to be arbitrary or not due to true market fluctuations. These changes may result from causes such as:

•	the issuance of stock dividends;
•	the granting to shareholders of rights to purchase additional shares of stock;
•	the purchase of shares by employees pursuant to employee benefit plans;
•	consolidations and acquisitions;
•	the granting to shareholders of rights to purchase other securities of the issuer;
•	the substitution by S&P of particular component stocks in the S&P 500; or
•	other reasons.

In these cases, S&P first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

Old Base Value x	New Market Value Old Market Value	= New Base Value

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the S&P 500.

Neither UBS nor any of its affiliates accepts any responsibility for the calculation, maintenance or publication of, or for any error, omission or disruption in, the S&P 500 or any successor index. S&P does not guarantee the accuracy or the completeness of the S&P 500 or any data included in the S&P 500. S&P assumes no liability for any errors, omissions or disruption in the calculation and dissemination of the S&P 500. S&P disclaims all responsibility for any errors or omissions in the calculation and dissemination of the S&P 500 or the manner in which the S&P 500 is applied in determining the amount payable at maturity.

License Agreement

S&P and UBS have entered into a non-exclusive license agreement providing for the license to UBS, and certain of its affiliates, in exchange for a fee, of the right to use the S&P 500, in connection with securities, including the Securities, and in connection with the creation of the Index. The S&P 500 is owned and published by S&P. The license agreement between S&P and UBS provides that the following language must be set forth in this prospectus supplement: The Securities are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly, or the ability of the S&P 500 to track general stock market performance. S&P’s only relationship to UBS is the licensing of certain trademarks and trade names of S&P and of the S&P 500 which is determined, composed and calculated by S&P without regard to UBS or the Securities. S&P has no obligation to take the needs of UBS or the owners of the Securities into consideration in determining, composing or calculating the S&P 500. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Securities to be issued or in the determination or calculation of the equation by which the Securities are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Securities.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY UBS, OWNERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 OR ANY DATA INCLUDED THEREIN.

WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“Standard & Poor’s,” “S&P,” “S&P 500,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by UBS. The Securities are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the Securities.

CBOE Disclaimer

CBOE DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DATA ON WHICH CALCULATIONS OF THE INDEX ARE BASED OR THE ACTUAL COMPUTATION OF THE INDEX, AND CBOE SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. CBOE MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY UBS, OWNERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. CBOE MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY CALCULATION THEREOF OR DATA INCLUDED THEREIN.

WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL CBOE HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to the offering of Securities are summarized here, which supplement the explanation of risks relating to the Securities generally in the “Risk Factors” section of the product supplement. We urge you to read these sections carefully and to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

•	You may lose some or all of your principal — The Securities are fully exposed to any decline in the level of the Index (as measured by the Index Performance). You will lose some or all of your principal if the Index Ending Level is below the Index Starting Level or if the Index Ending Level is not sufficiently above the Index Starting Level to offset the cumulative effect of the fees. The Index, like the S&P 500 upon which it is based, is volatile and subject to a variety of market factors, some of which are described below.
•	Cumulative effect of the fees — To receive your full principal amount at maturity or upon early exchange, the Index must have appreciated sufficiently by the applicable valuation date or final valuation date to offset the Upfront Fee, which results in an Investment Amount of $9.875, which is 1.25% below the initial public offering price and principal amount of the Security, and the Annual Fee, which accrues daily by an amount equal to 1.50%/365 multiplied by the Investment Amount and the Index Performance and is deducted each year on an ongoing basis. A higher Index Performance value will increase the Annual Fee, while a lower Index Performance value will decrease the Annual Fee. We cannot assure you that the Index will appreciate sufficiently to offset these fees. As a result, you may lose some or all of your principal.

•	Market risks — The return on the Securities, which may be positive or negative, is linked to the performance of the Index, which is based on the performance of the S&P 500, the value of the call options purchased and sold (and the related premiums) and the dividend yield on the S&P 500. The return, therefore, will depend on (i) whether, and the extent to which, the level of the S&P 500 increases, (ii) the price of the call options purchased and sold (and the related premiums) and (iii) the value of the dividend yield. The level of the S&P 500 will in turn depend on a variety of market and economic factors, including the market price of the stocks comprising the S&P 500, interest rates in the markets and economic, financial, political, regulatory, judicial or other events that affect stock markets generally.
•	Limited participation in S&P 500 appreciation — By using a call-spread strategy, the Index potentially limits participation in the appreciation of the S&P 500 above the maximum gain that is capped each semi-annual period. When the Index appreciates during any six month period, the return during such period will be capped by a percentage that represents approximately 3x the appreciation of the S&P 500 up to the strike price of the out-of-the-money call options, plus the dividend yield realized over such period. As a result, in periods of significant stock market appreciation in the U.S., the return on an investment in the Securities may be substantially lower than the return on a comparable investment linked directly to the S&P 500. See the table, “Comparison of the Pro Forma Historical Returns of the UBS Return Optimization Index and the Historical Returns of the S&P 500 and S&P 500 Total Return” on page 6.
•	Downside exposure to any decline in the S&P 500 — On the roll dates, if the performance of the S&P 500 is negative, the Index will decline approximately 1% for every 1% decline in the S&P 500. Between roll dates, if the S&P 500 declines, the level of the Index may decline by more than 1% for every 1% decline in the S&P 500. Accordingly, under certain market conditions, the inclusion of the call spread in the Index could adversely affect the return on the Securities.
•	Limited history of the Index — The Index, which was launched on October 1, 2007, has a limited performance history. While the Index is intended to provide access to a U.S. large cap trading strategy, the methodology used to achieve this has a limited history in its application.
•	No interest payments or income from the Securities — You will not receive any interest payments on the Securities and you will not receive any income from the sale of call options included in the Index.
•	There may be little or no secondary market for the Securities — The Securities will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Securities will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Securities, although they are not required to do so and may stop making a market at any time. If you are able to sell your Securities prior to any exchange date or the maturity date, you may have to sell them at a substantial loss.
•	There are restrictions on your ability to redeem the Securities — You may only redeem your Securities on an exchange date if we receive notice from you no later than 12:00 p.m. (New York City time) on the 10th business day prior to the applicable exchange date. Your notice will not be effective until we confirm receipt.
•	Calculation of the Index — CBOE will serve as the Index calculation agent for the Index. UBS and its affiliates are not affiliated with CBOE in any way (except for licensing arrangements discussed above in “The UBS Return Optimization Index”). If CBOE discontinues or suspends the calculation of the Index, UBS must begin calculating the Index or find another calculation agent. Otherwise, it may become difficult to determine the market value of the Securities or the amount payable at maturity or on the applicable exchange date.
•	Changes affecting the calculation of the S&P 500 — Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., (“S&P”) is solely responsible for calculating and maintaining the S&P 500. S&P can, in its sole discretion, add, delete or substitute stocks underlying the S&P 500 or make other methodological changes. Any of these actions could adversely affect the amount payable on the Securities at maturity or upon an early exchange, and the market value of the Securities prior to the applicable exchange date or maturity date.
•	Price prior to maturity or early exchange — The market price of the Securities will be influenced by many unpredictable and interrelated factors, including: the level of the Index and factors affecting the level of the Index, such as the level of the S&P 500, the dividend rate paid on the stocks comprising the S&P 500 and the value of the S&P 500 options included in the Index; geopolitical conditions and economic, financial, political, regulatory, judicial or other events; and the creditworthiness of UBS.
•	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the Index and the S&P 500 and/or over-the-counter options, futures or other instruments with returns linked to the performance of the Index or the S&P 500, may adversely affect the level of the Index or the S&P 500 and, therefore, the market value of the Securities.
•	Potential conflict of interest — UBS and its affiliates may engage in business with the issuers of the stocks comprising the S&P 500, which may present a conflict between the obligations of UBS and you, as a holder of the Securities.
•	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the Securities. Any such research, opinions or recommendations could affect the level of the Index, the level of the S&P 500, S&P 500 option prices or the stocks included in the S&P 500, and therefore the market value of the Securities.
•	Uncertain tax treatment — Significant aspects of the tax treatment of the Securities are uncertain. You should consult your own tax advisor about your own tax situation. See “What are the tax consequences of the Securities?” on page 3.
•	Credit of issuer — An investment in the Securities is subject to the credit risk of UBS, and the actual and perceived creditworthiness of UBS may affect the market value of the Securities.

Hypothetical Examples of the Securities at Maturity or upon Early Exchange

The following examples demonstrate the performance of the Securities under hypothetical circumstances. At maturity or upon an early exchange (based on the valuation date immediately preceding each exchange date), investors receive a payment equal to the Investment Amount multiplied by the Index Performance, less the Annual Fee. The figures in these examples have been rounded for ease of analysis.

As evidenced in the examples below, the Upfront Fee and cumulative Annual Fee will decrease the Redemption Amount payable at maturity or upon early exchange. Accordingly, the value of the Index must appreciate by an amount sufficient to offset these fees in order for you to receive at least the principal amount of your investment at maturity or upon early exchange. If the value of the Index decreases or does not appreciate by the amount of the fees, you will receive less than the principal amount of your investment at maturity or upon early exchange.

Example 1: The Index closes at 573.11 on the final valuation date, a 63.74% increase from the Index Starting Level of 350.00.

Year	Index Level[1]	Change in Index Level[2]	Cumulative Annual Fee[3]	Redemption Amount[4]

0	350.00

1	400.16	14.33%	$0.14	$11.15

2	472.41	34.97%	$0.33	$13.00

3	449.11	28.32%	$0.52	$12.15

4	616.29	76.08%	$0.74	$16.65

5	573.11	63.74%	$1.01	$15.16

Annualized Index Return				10.37%

Annualized Return on the Securities (including fees)				8.67%

Total Return on the Securities (including fees)				51.57%

A 63.74% increase in the level of the Index results in a Redemption Amount of $15.16 (per $10.00 Security), a 51.57% return on the Securities.

Example 2: The Index closes at 297.45 on the final valuation date, a 15.01% decrease from the Index Starting Level of 350.00.

Year	Index Level[1]	Change in Index Level[2]	Cumulative Annual Fee[3]	Redemption Amount[4]

0	350.00

1	371.37	6.11%	$0.16	$10.32

2	316.50	-9.57%	$0.31	$8.62

3	305.17	-12.81%	$0.44	$8.17

4	343.72	-1.79%	$0.59	$9.11

5	297.45	-15.01%	$0.72	$7.67

Annualized Index Return				-3.20%

Annualized Return on the Securities (including fees)				-5.17%

Total Return on the Securities (including fees)				-23.27%

A 15.01% decline in the level of the Index results in a Redemption Amount of $7.67 (per $10.00 Security), a -23.27% return on the Securities.

Example 3: The Index closes at 361.70 on the final valuation date, a 3.34% increase from the Index Starting Level of 350.00.

Year	Index Level[1]	Change in Index Level[2]	Cumulative Annual Fee[3]	Redemption Amount[4]

0	350.00

1	315.87	-9.75%	$0.14	$8.77

2	363.70	3.92%	$0.29	$9.97

3	394.70	12.58%	$0.46	$10.66

4	433.57	23.88%	$0.64	$11.60

5	361.70	3.34%	$0.81	$9.39

Annualized Index Return				0.66%

Annualized Return on the Securities (including fees)				-1.25%

Total Return on the Securities (including fees)				-6.07%

A 3.34% increase in the level of the Index results in a Redemption Amount of $9.39 (per $10.00 Security), a -6.07% return on the Securities.

[1]	Index Starting Level is assumed to be 350.00. The actual Index Starting Level will be determined on the Trade Date.
[2]	“Change in Index Level” is the percentage change in the level of the Index, measured from the Index Starting Level relative to the Index Ending Level.
[3]	“Cumulative Annual Fee” represents the amount of Annual Fee for that year. The Annual Fee accrues on a daily basis.
[4]	“Redemption Amount” represents the amount payable on the exchange date for that year (or on the maturity date in Year 5 if not previously exchanged).

Exchange Right

You will have the right to exchange your Securities annually on each exchange date for a cash payment equal to the Redemption Amount determined on the applicable valuation date, which will be the third business day before the immediately succeeding exchange date.

In order to effect this exchange and receive the Redemption Amount, you must instruct your broker or other person through whom you hold your Securities, no later than 12:00 p.m. (New York City time) on the 10th business day prior to the applicable exchange date, to transfer your book-entry interest in the Securities to the Trustee for the benefit of our account at or prior to 10:00 a.m. (New York City time) on the applicable exchange date.

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If you instruct your broker or other person through whom you hold your Securities after 12:00 p.m. (New York City time) on the 10th business day prior to the applicable exchange date, your notice will not be effective, you will not be able to exchange your Securities until the following exchange date and you will need to complete all the required steps if you should wish to exchange your Securities on any subsequent exchange date.

Since the Securities will be held only in book-entry form, only DTC may exercise the exchange right with respect to the Securities. Accordingly, beneficial owners of Securities that desire to have all or any portion of their Securities exchanged must instruct the DTC participant through which they own their interest to direct DTC to exercise the exchange right on their behalf. All instructions given to participants from beneficial owners of Securities relating to the right to exchange their Securities will be irrevocable. In addition, at the time instructions are given in order to effect this exchange and receive the Redemption Amount, each beneficial owner must direct the participant through which it owns its interest to transfer its book-entry interest in the related Securities, on DTC’s records, to the Trustee on our behalf.

Exchange Dates

The exchange dates are currently expected to be each of on July 2, 2009, June 30, 2010, June 30, 2011 and June 29, 2012, respectively, unless such day is not a business day, in which case the exchange date will be the next following business day. If the third business day before the applicable exchange date does not qualify as the applicable valuation date as determined in accordance with “General Terms of the Securities—Valuation Dates” in the Performance Tracking Securities product supplement, then the applicable exchange date will be the third business day after the immediately preceding valuation date. The calculation agent may postpone the applicable valuation date—and therefore the applicable exchange date—if a market disruption event occurs or is continuing on a day that would otherwise be the applicable valuation date. We describe market disruption events under “General Terms of the Securities—Market Disruption Event” in the product supplement.

Supplemental Plan of Distribution

UBS has agreed to pay an additional amount on each anniversary of the settlement date (the “annual commission”) to UBS Financial Services Inc. in respect of clients that continue to hold the Securities through UBS Securities LLC and UBS Financial Services Inc. through such anniversary. The annual commission, calculated daily based on 0.75% per annum, will equal 0.75%/365 multiplied by the Investment Amount multiplied by the Index Performance and is deducted as of the yearly valuation dates for the outstanding Securities held through UBS Securities LLC and UBS Financial Services Inc. at such anniversary. UBS has procedures in place to ensure that underwriting compensation to UBS Securities LLC and UBS Financial Services Inc. will not exceed 8% of proceeds.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of December 31, 2007 (audited)	CHF	USD

	(in millions)
Debt
Debt issued[1]	405,220	357,457

Total Debt	405,220	357,457
Minority Interest[2]	6,951	6,132
Shareholders’ Equity	35,585	31,391

Total capitalization	447,756	394,979

[1]	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
[2]	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.88213 (the exchange rate in effect as of December 31, 2007).

Annex A

The following supplements the Index description under “The UBS Return Optimization Index” beginning on page 4.

Establishing the Call Spread Component

On each roll date, CBOE, in its capacity as calculation agent, first calculates the final settlement value of each hypothetical call option that expires on such date. The final settlement value of a call option on the S&P 500 is equal to the maximum of a) the difference between the exercise-settlement value (“SET”) of the S&P 500 and the strike price of the expired call option or b) zero. The SET is compiled from the opening levels of the stocks that comprise the S&P 500 on the roll date. The final settlement values of the call options are used to finance the new call spread component on the roll date.

CBOE then establishes a new hypothetical call spread as follows:

1.	Identify the S&P Reference Level: The last S&P 500 level observed prior to 11:00 am (New York City time) is referred to as the S&P Reference Level. This level is used to set the strike price for the two at-the-money call options.

2.	Determine the at-the-money call option strike price: The strike price for the two at-the-money call options is the nearest listed strike price that is greater than or equal to the S&P Reference Level. For example, if the last S&P 500 value reported before 11:00 a.m. (New York City time) is 1406.70 and the closest listed S&P 500 call option strike price above 1406.70 is 1410, then the 1410 strike S&P 500 call option is selected.

3.	Determine the out-of-the-money call option strike price: The strike price for the three out-of-the-money call options will be determined by selecting the highest listed strike such that the sum of the accumulated cash dividends per unit of the S&P 500 from the previous holding period and the credit received from selling three call options using the last mid-market values observed before 11:00 am (New York City time) will finance the purchase of two at-the-money call options. The price level of the at-the-money call options that must be financed is the last mid-market price observed before 11:00 am (New York City time). A mid-market price is the mid-point between the most recent bid price and the most recent offer price received, based on quotations from market-makers or trading exchanges.

4.	Determine the call-spread component prices: Once the strike prices for the at-the-money and out-of-the-money call options are determined, the actual prices at which the call options are deemed to be bought and sold for the hypothetical portfolio, and, for purposes of calculating the call spread, will be based on the volume-weighted average trade prices (“VWAP”) of the component options from 11:30 am (New York City time) until 1:30 pm (New York City time) on the same day the strike prices are determined. The VWAP prices are calculated using the option prices reported by the Options Price Reporting Authority (“OPRA”). CBOE calculates the VWAP in a two-step process by (i) excluding trades in the new option identified as having been executed as part of a spread (i.e., a position taken in two or more options in order to profit through changes in the relative prices of those options); and (ii) calculating the volume-weighted average of all remaining transaction prices of each new call option during this half-hour period. The weights are equal to the fraction of the total volume, excluding spread transactions, transacted at each price during this period, as indicated by OPRA. If no transactions occur for the at-the-money call options or the out-of-the- money call options between from 11:30 am (New York City time) until 1:30 pm (New York City time), then the three out-of-the-money call options are deemed sold at the last bid price observed before 1:30 pm (New York City time) and the two at-the-money call options are deemed purchased at the last offer observed before 1:30 pm (New York City time).

After establishing the new call-spread, any remaining accumulated cash dividends or credit received from selling the three call options are deemed to be reinvested into the S&P 500 component and new call-spread component.

Calculating the Index

Because of the use of call options in the index, the Index is path dependent. Each daily return is chained to the previous daily return. The Index value is the initial value times the cumulative product of gross daily rates of return of the hypothetical Index portfolio since the inception date of the Index.

At any given time, the current value of the Index is given by the percentage price change as of such time multiplied by the value of the hypothetical Index portfolio at the close of the preceding trading day:

Indext = Indext-1 (1 + Rt)

where:

Indext is the value of the Index on the day in which the Index is calculated;

Indext-1 is the official closing value calculated by the calculation agent as of the previous trading day’s close;

and

Rt is the change in value, or return, of the hypothetical Index portfolio from the previous trading day close to the current trading day close.

A-1

Rt, is calculated on any given trading day (“t”), other than a roll date, according to the following formula:

Rt =	St + Ct + Dt St-1 + Ct-1 + Dt-1

where:

St	is the closing level of the S&P 500.

Ct	is the difference between the value of the two near or at-the-money call options and the value of the three out-of-the-money call options. CBOE determines each value based on the last mid-market option price observed before 4:00 pm (New York City time) or the market close, if such market close is before 4:00 pm (New York City time). A mid-market price is the mid-point between the most recent bid price and the most recent offer price received, based on quotations from market-makers or trading exchanges.

Dt	is the cash value of the dividend yield on the S&P 500, as reported by S&P.

St-1	is the closing level of the S&P 500 Index from the previous trading day.

Ct-1	is the difference between the value of the two near or at-the-money call options and the value of the three out-of-the-money call options, as determined by CBOE using the last observed mid-market prices prior to 4:00 pm (New York City time) on the previous trading day.

Dt-1	is the cash value of the dividend yield on the S&P 500, as reported by S&P as of the previous trading day close.

On roll dates, the gross daily rate of return is compounded from the return attributable to four periods throughout the roll date. The term (1+R1) represents the return from the previous closing until the settlement values are established and is represented by the subscript [SET] in the equations below. The term (1+R2) is the gross return from when the settlement values have been determined until the beginning of the roll execution and is depicted by the subscript [Begin]. The term (1+R3) is the return from the beginning of the roll period until the end of the roll period and is shown by the subscript [End]. Finally, the return from the completion of the roll period through the market close on the roll date (1+R4) is represented by the subscript [t] in the equations below. When each of these period returns are multiplied together, the total gross compound daily return for the roll date is determined by the following methodology:

1 + Rt = (1 + R1) x (1 + R2) x (1 + R3) x (1 + R4)

The following table and equations describe the Roll process.

1+R1	1+R2	1+R3	1+R4
Return from previous close until when SET is determined	Return from when SET is determined until the beginning [Begin] of the roll process	Return from the beginning of roll [Begin] until end of roll [End]	The return from the end of the roll [End] until close or any time after end of roll [t]
Portfolio composition: S, C, D Previous Day – SET	Portfolio composition: S, Cash SET – 11:30am ET	Portfolio composition: S, C, Cash 11:30am ET – 1:30pm ET	Portfolio composition: S, C 1:30pm ET – 4:00pm ET

1 + R1 =	Portfolio Value at Settlement Portfolio Value on Previous Close	=	(SSET + CSET + DSET) (St-1 + Ct-1 + Dt-1)

Upon settlement, the options settle into either cash or settle worthless. Cash from an option settlement and the cash from the dividend component are combined and used to finance the cost of the new call spread.

After settlement, the portfolio composition is simply cash and stock. The cash will be used to finance the new call spread component and the S&P 500 component, as necessary, to maintain a balanced position. The multiplier N ensures the reinvestment of the cash held in the dividend component and any settlement cash from the call spread component. N is adjusted from the beginning of the roll until the end of the roll to ensure the S&P 500 component and call spread component are established at the appropriate ratios.

CSET + DSET = Cash = (N – 1) x Svwap + N x Cvwap

1 + R2 =	Portfolio Value at Beginning of Roll Portfolio Value at Settlement	=	SBegin + CashBegin SSET + CashSET

1 + R3 =	Portfolio Value at End of Roll Portfolio Value at Beginning of Roll	=	N x (SEnd + CEnd) SBegin + CashBegin

1 + R4 =	Portfolio Value at the Close Portfolio Value at the End of Roll	=	St + Ct SEnd + CEnd

A-2

Structured Product Categorization

To help investors identify appropriate Structured Products, UBS organizes its Structured Products, including into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage description below is intended to describe generally the four categories of Structured Products and the types protection, if any, which may be offered on those products, but it should not be relied upon as a description particular Structured Product.

†	Protection Strategies are structured to provide investors with a high degree of principal protection, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These Structured Products are designed for investors with low to moderate risk tolerances.
†	Optimization Strategies are structured to optimize returns or yield within a specified range. These Structured Products are designed for investors with moderate to high risk tolerances. Optimization Strategies may be structured to provide no principal protection, partial protection or contingent protection.
†	Performance Strategies are structured to be strategic alternatives to index funds or ETFs or to allow efficient access to new markets. These Structured Products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
†	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These Structured Products are designed for investors with high risk tolerances.

“Partial protection,” if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection,” if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the asset does decline below the specified threshold, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset.

In order to benefit from any type of principal protection, investors must hold the security to maturity.

Classification of Structured Products into categories is for informational purposes only and is not intended to guarantee particular results or performance.